FORM 6-K/A-2

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2008

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

              Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101
              (b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101
(b)(7): ___

INFORMATION CONTAINED IN THIS FORM 6-K/A-2 REPORT

This Report on Form 6-K/A-2 amends and restates the Report on Form 6-K/A, dated October 17, 2008, furnished to the Securities and Exchange Commission on October 20, 2008 with respect to Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim consolidated financial statements of DryShips Inc. (the “Company”) for the six months ended June 30, 2008 (the “Amended Filing”).

The Company filed a report on Form 6-K on October 1, 2008 containing Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim consolidated financial statements of the Company for the six months ended June 30, 2008 (the “Original Filing”).  The Company filed the Amended Filing on October 20, 2008 containing information relating to the reclassification of a portion of long-term debt discussed below.  This report on Form 6-K/A-2 is being filed to correct certain information appearing under the headings “Information Contained in this Form 6-K/A Report,” “Financing Activities,” “Credit Facility” and Notes 11 and 12 to the unaudited interim consolidated financial statements included in the Amended Filing.

On September 17, 2008, Ocean Rig ASA (“Ocean Rig”) concluded a facility agreement in the amount of $1.040 billion in order to finance existing loan indebtedness, part of which was maturing in the 12 month period ending June 30, 2009 and for general corporate purposes. The amount of $750 million was drawn down on September 30, 2008, prior to the Original Filing date. As a result of this refinancing of short-term indebtedness on a long-term basis and pursuant to FAS 6 “Classification of Short-Term Obligations Expected to Be Refinanced an amendment of ARB No. 43, Chapter 3A”, an amount of $430 million, reported in the Original Filing as current portion of long-term debt is now reported as long term debt, net of current portion. Accordingly, (a) current portion of long-term debt and total current liabilities of $986.2 million and $1.081 billion, respectively included in the Original Filing have been reduced to $556.2 million and $650.8 million, respectively in this Report on Form 6-K/A-2 and (b) long-term debt, net of current portion and total non-current liabilities of $1.90 billion and $1.93 billion, respectively, included in the Original Filing have been increased to $2.32 billion and $2.36 billion, respectively, in this Report on Form 6-K/A-2.

Attached hereto as Exhibit 1 is the amended Management's Discussion and Analysis of Financial Condition and Results of Operation and interim unaudited consolidated financial statements and related information and data of the Company as of and for the period ended June 30, 2008.

The information set forth in this Form 6-K/A-2 and Exhibit 1 hereto supersedes and replaces the information set forth in the Amended Filing.  The information set forth in this Form 6-K/A-2 and Exhibit 1 hereto has not been amended to reflect subsequent events occurring after the date of the Original Filing.

This Report on Form 6-K/A-2 is hereby incorporated by reference into the Company’s Registration Statement on Form F-3ASR (Registration No. 333-146540) filed on October 5, 2007 and the Company’s Registration Statement on Form F-3 (Registration No. 333-139204) filed on December 8, 2006.

i

Exhibit 1

MANAGEMENTS DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise specified herein, references to “DryShips” or the “Company” or “we” shall include DryShips  Inc. and its applicable subsidiaries. The following management’s discussion and analysis should be read in conjunction with our unaudited interim condensed consolidated financial statements and related notes included herein. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ  materially  from those  anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled “Risk Factors” included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2008.

Results of Operations

For the six months ended June 30, 2008 compared to the six months ended June 30, 2007

Following our acquisition of Ocean Rig, we have two reportable segments, the Drybulk Carrier segment and offshore Drilling Rigs segment.

For the Drybulk Carrier segment, Voyage Revenues increased by $291.8 million, or 146.5%, to $491 million in the six month period ended June 30, 2008, compared to $199.2 million for the six month period ended June 30, 2007.  The increase is attributable to the substantially increased hire rates over this period and the increase in the average number of vessels operated from 32.4 during the six months ended June 30, 2007 to 38.4 during the six months ended June 30, 2008.

For the Drilling Rigs segment, revenues from drilling contracts amounted to $43.8 million. We did not earn any revenues from drilling contracts in the six months ended June 30, 2007.

For the Drybulk Carrier segment Voyage Expenses (including gains from sale of bunkers) increased by $15.8 million, or 128.5%, to $28.1 million for the six month period ended June 30, 2008, compared to $12.3 million for the six month period ended June 30, 2007.  The increase is mainly attributable to the increase in commissions due to increased voyage revenues. The   Drilling Rigs segment did not have any Voyage Expenses.

For the Drybulk Carrier segment, Operating expenses increased to $37.7 million for the first half of 2008 compared to $30.0 million for the first half of 2007. The increase is attributable to the increase in the number of vessels operated from an average of 32.4 vessels for the first half of 2007 to 38.4 vessels for the first half of 2008. For the Drilling Rigs segment Operating expenses amounted to $13.4 million for the six month period ended June 30, 2008.

For the Drybulk Carrier segment, Gain on sale of vessels increased by $74.7 million, to $160.3 million for the six month period ended June 30, 2008, compared to $85.6 million for the six month period ended June 30, 2007.  During the first half of 2008, we disposed of four vessels (Matira, Menorca, Lanzarote, Netadola) compared to eight vessels (Panormos, Striggla, Daytona, Delray, Estepona, Shibumi, Hille Oldendorff and Alona) in 2007.

Total Depreciation (Drybulk Carrier and Drilling Rigs segment) expense increased by $23.9 million, or 70.3%, to $57.9 million for the six month period ended June 30, 2008, compared to $34.0 million for the six month period ended June 30, 2007. Of this increase $16.5 million relates to the Drybulk segment and $7.4 million relates to the Drilling Rigs segment. The increase from the Drybulk Carrier segment is due to the increase in the number of vessels operated from an average of 32.4 vessels for the six month period ended June 30, 2007 to 38.4 vessels for the six month period ended June 30, 2008, and the increase from the Drilling Rigs segment is attributable to the depreciation on the two drilling rigs for the six month period ended June 30, 2008.

Management Fees increased by $1.3 million, or 28.3%, to $5.9 million in the six month period ended June 30, 2008 compared to $4.6 million in the six month period ended June 30, 2007.  The increase is due to the increase in the number of vessels operated from an average of 32.4 vessels for the six months ended June 30, 2007 to 38.4 vessels for the six months ended June 30, 2008 and a corresponding increase in calendar days from 5,867 in the six months ended June 30, 2007 to 6,989 days in the six months ended June 30, 2008.

Total General and Administrative expenses (Drybulk Carrier and Drilling Rigs segment) increased by $15.6 million, or 400.0% to $19.5 million in the six month period ended June 30, 2008 compared to $3.9 million for the six month period ended June 30, 2007.  The increase is mainly due to amortization of stock based compensation in the amount of $12.1 million, the increase in the number of fleet calendar days from 5,867 in the first half of 2007 to 6,989 in the first half of 2008 due to the growth of the fleet, and the significant increase in the exchange rate between the US Dollar and Euro.

For the Drybulk Carrier segment, Interest and Finance Costs increased by $7.9 million, or 32.2%, to $32.4 million for the six month period ended June 30, 2008, compared to $24.5 million for the six month period ended June 30, 2007. The increase resulted primarily from the increase in interest expenses due to the increased amount of average indebtedness outstanding during the six months ended June 30, 2008 compared to the six months ended June 30, 2007 and the increased interest rates in 2008 as compared to 2007.

For the Drilling Rigs segment, Interest and Finance Costs amounted to $11.8 million for the six month period ended June 30, 2008.

Total Interest Income (Drybulk Carrier and Drilling Rigs segment) increased by $4,0 million, or 235.3%, to $5.7 million for the six month period ended June 30, 2008, compared to $1.7 million for the six month period ended June 30, 2007, due primarily to increased liquidity and interest rates in 2008.

Total Other Net (Drybulk Carrier and Drilling Rigs segment) increased by $5.2 million or 371.4% to $6.6 million for the six month period ended June 30, 2008 compared to $1.4 million for the six month period ended  June 30,2007.  The increase is mainly due to the gain resulting from the valuation of the interest rate swaps at June 30, 2008.

Equity in loss of investee amounted to $6.9 million in the six months ended June 30, 2008. There is no such loss for the six months ended June 30, 2007.

Minority interest amounted to $16.8 million in the six months ended June 30, 2008. There is no such loss for the six months ended June 30, 2007.

Cash Flow

Our cash and cash equivalents increased to $293.9 million as of June 30, 2008, compared to $111.1 million as of December 31, 2007 primarily due to increased cash provided by operating and financing activities.  Working capital is current assets minus current liabilities, including the current portion of long-term debt. Our working capital deficit was $195.0 million as of June 30, 2008 compared to a working capital deficit of $86.3 million as of December 31, 2007.  The deficit increase is due to the large increase in the current portion of long term debt.

Net Cash Provided By Operating Activities

Net cash provided by operating activities increased by $252.7 million, or 215.8%, to $369.8 million for the six month period ended June 30, 2008 compared to $ 117.1 million for the six month period ended June 30, 2007. This increase is primarily due to the increased time charter rates during the six months ended June 30, 2008 and the enlargement of our fleet.

Net Cash Used In Investing Activities

Net cash used in investing activities was $1.48 billion for the six month period ended June 30, 2008, consisting of $933.9 million paid to acquire Ocean Rig ASA, $495.6 million in payments for vessel acquisitions, $41.7 million in advances for vessel acquisitions and vessels under construction, $1.9 million in payments for rig improvements, $199.8 million in advances for drillships under construction partly offset by an amount of $275.8 million representing the net proceeds received from the sale of vessels Matira, Menorca, Netadola and Lanzarotte during the six month period ended June 30, 2008. Net cash used in investing activities also includes an increase of $80.8 million in restricted cash due to a change in one of the loan agreements.

Net cash used in investing activities was $195.3 million for the six month period ended June 30, 2007 consisting of $5.5 million in advances for vessel acquisitions and $442.0 million of payments for the acquisition of vessels.  This was partly offset by the proceeds we received of $252.1 million from the sale of vessels during the period.

Net Cash Provided by/ Used In Financing Activities

Net cash provided by financing activities was $1.29 billion for the six month period ended June 30, 2008, consisting mainly of $1.28 billion drawdown under long term facilities and $454.2 million from net proceeds from the issuance of common stock, partly offset by payments under short-term and long-term credit facilities in the aggregate amount of $412.3 million and $15.8 million of cash dividends paid to stockholders.

Net cash used in financing activities was $109.2 million for the six month period ended June 30, 2007, consisting mainly of $344.3 million drawdown under short and long term loan facilities, partly offset by payments of loans in the aggregate amount of $218.4 million and $14.2 million of cash dividends paid to stockholders.

Capitalization

On June 30, 2008, debt to total capitalization (debt, net of deferred financing fees and stockholders equity) was 59.6% and net debt (total debt less cash and cash equivalents) to total capitalization (total debt less cash and cash equivalents and stockholders equity) was 56.0%.

As of June 30, 2008, the Company had total cash and cash equivalents of $402.0 million.

Financing activities

Long- term debt
On January 29, 2008, the Company drew down an amount of $48.65 million under a credit facility for up to $101.15 million concluded in December 2007 in order to partly finance the acquisition cost of vessels Saldanha and Avoca. The loan bears interest at LIBOR plus a margin and is repayable in twenty-eight quarterly installments through January 2015.

On February 27, 2008, the Company concluded a supplemental agreement to a previous loan obtained in March 2006 to partly finance the acquisition cost of certain of the Company’s vessels and obtained the lenders’ consent for the release of certain of the Company’s vessels from the related security obligations. During April, 2008 the company drew down $49,400 to partly finance the acquisition of vessel Conquistador.

On March 14, 2008 the Company concluded a loan agreement of up to $130.0 million in order to obtain additional liquidity. The vessels Lacerta, Menorca, Toro and Paragon were released from the related security obligations under the previous loan and were provided as security for this new loan facility. On June 27, 2008 the vessel Menorca was sold and its loan balance outstanding at such date was fully repaid. The loan bears interest at LIBOR plus a margin and is repayable in twenty-eight quarterly installments through March 2015.

On March 18, 2008, the Company launched a tender offer for the outstanding bonds in the aggregate amount of $150.0 million issued by our subsidiary Ocean Rig ASA. On April 17, 2008 , we completed the tender offer and incurred by additional secured bank debt  amounting to $171.0 million which falls due on 30 September 2008.

On May 5, 2008 the Company concluded a loan agreement of up to $90.0 million in order to partly finance the acquisition cost of vessel Mystic. The loan bears interest at LIBOR plus a margin and is repayable in fourteen semi annual installments, plus a balloon payment of $27.0 million, through December 2015.

On May 9, 2008, the Company concluded a guarantee facility of NOK 5.0 billion (approximately $974.5 million) and a term loan of $800.0 million in order to guarantee the purchase price of  the Ocean Rig shares to be acquired through the mandatory offering discussed in Note 11 to our unaudited interim condensed consolidated financial statements included herein, to finance the acquisition cost of the Ocean Rig shares and to refinance existing debt.

The term loan is repayable in four quarterly installments of $75.0 million followed by four quarterly installments of $50.0 million  plus a ballon payment $300.0 million payable together with the last installments  on May 12, 2010. As of June 30, 2008, the Company drew down the total amount of $800.0 million.

On May 13, 2008 the Company concluded a loan agreement of up to $125.0 million in order to partly finance the acquisition cost of vessels Capri and Positano. The loan bears interest at LIBOR plus a margin and is repayable in thirty-two quarterly installments, plus a balloon payment of $19.0 million, through June 2016.

On June 20, 2008 the Company concluded a loan agreement of up to $103.2 million in order to partly finance the acquisition cost of the vessel Sorrento and partly refinance part of the acquisition cost of vessel Iguana. During the six month period ended June 30, 2008, the Company drew down an amount of $32.5 million to refinance part of the acquisition cost of the vessel Iguana. The loans bears interest at LIBOR plus a margin and is repayable in thirty two quarterly installments through July 2016.

As of September 30, 2008 the Company’s subsidiary, Ocean Rig, drew down the amount of $250.0 million under an existing credit facility to refinance the subsidiary’s $252.3 million senior unsecured callable bond. This credit facility was repaid in September 2008 by the Company’s new credit facility discussed below.

On September 17, 2008, the Company's subsidiary, Ocean Rig, entered into a new five-year secured credit facility for the amount of $1.040 billion in order to refinance Ocean Rig’s existing loan indebtedness including $430.0 million of short term obligations classified as long-term and for general corporate purposes. On September 30, 2008, Ocean Rig drew down $750.0 million of the new credit facility, of which $52.5 million was repayable in the short term. The drawdown proceeds were used to repay all other Ocean Rig outstanding debt at the date of the drawdown amounting to $776.0 million including the $250.0 million loan discussed above. The credit facility consists of a guarantee facility, three revolving credit facilities and a term loan. The aggregate amount of the term loan is up to $400.0 million and the aggregate amount under the revolving credit facility A is up to $350.0 million, the aggregate amount under the revolving credit facility B is up to $250.0 million, the aggregate amount under the revolving credit facility C is up to $20.0 million, and the guarantee facility provides us with a letter of credit of up to $20.0 million. The undrawn amounts under credit facility A will be reduced by $17.5 million on December 17, 2008 and quarterly thereafter until September 17, 2013, which is 60 months after the date of the agreement.  The loan bears interest at Libor plus a margin and is repayable in twenty quarterly installments plus a balloon payment of $400.0 million payable together with the last installment, on September 2013.

The loan contains finance covenants including restrictions as to payments of dividends, distribution to shareholders or reduction of share capital without the bank’s prior consent.

The loan is secured by (i) first and second priority mortgages against Ocean Rigs two ultra deep water drilling rigs; (ii) first and second priority assignment of all insurances and earnings of the mortgaged drilling rigs; (iii) pledge of shares of Ocean Rig ASA, Ocean Rig Norway AS, Ocean Rig 1 AS, Ocean Rig 2 AS, Ocean Rig North Sea AS and Ocean Rig USA LLC (subsidiaries of Ocean Rig); and (iv) first and second priority over the machinery and plant of Ocean Rig 1 AS and Ocean Rig 2 AS.

Credit Facility:

In July 2008, our subsidiaries Kithira Owners Inc. and Skopelos Owners Inc. concluded two facility agreements for an aggregate amount of $1.125 billion in order to partly finance the construction cost of Drillship Hulls 1865 and 1866.  The loans bear interest at LIBOR plus a margin and are repayable in eighteen semi-annual installments.

In July 2008, our subsidiary Cretan Shareholders Inc. concluded a facility agreement for an amount of $126.4 million in order to partly finance the acquisition of a secondhand vessel that will be re-named Flecha. The loan bears interest at LIBOR plus a margin and is repayable in forty quarterly installments.

As of September 30, 2008, Ocean Rig drew down the amount of $250.0 million under an existing credit facility that was used to refinance an unsecured bond issued by Ocean Rig in the same amount.  The bond became subject to madatory redemption due to the delisting of Ocean Rig from Oslo Stock Exchange. The new loan is due September 30, 2008.

On September 17,  2008 Ocean Rig concluded a facility agreement for an amount of $1,040 million in order to refinance existing loan indebtedness and for general corporate purposes.

As of June 30, 2008, the Company had a total of $2.877 billion in debt outstanding under its credit facilities with various institutions.

Issuance of common shares

During the six months ended June 30, 2008, the Company issued 5,868,903 shares of common stock with par value $0.01 pursuant to its universal shelf registration statement on Form F-3 ASR (Registration No. 333-146540) (the “Registration Statement”) including a prospectus and related prospectus supplements filed pursuant to Rule 424(b) on October 12, 2007, November 7, 2007  relating to the offer and sale of up to 6,000,000 common shares. On March 6 2008, the Company filed a prospectus supplement pursuant to Rule 424(b) relating to the offer and sale of up to an additional 6,000,000 shares of common stock, par value $0.01 per share, pursuant to the Company’s Registration Statement. The net proceeds, after underwriting commissions ranging between 1.5% to 2% and other issuance fees, amounted to $454.2 million.

Shares issued under the 2008 Equity incentive plan

Pursuant to the Company’s 2008 Equity Incentive Plan, in April 2008, we issued 1,000,000 shares of the Company’s common stock, par value $0.01 per share, to Fabiana Services S.A. (“Fabiana”) for services to be performed in periods subsequent to March 31, 2008. Fabiana, a related party entity incorporated in the Marshall Islands, provides the services of the individuals who serve in the positions of Chief Executive and interim Chief Financial Officer of the Company. Our Chief Executive Officer also serves as our Interim Chief Financial Officer. The shares vest quarterly in eight equal installments beginning with the first installment which occurred on the date of the consultancy agreement, May 28, 2008.

Fleet Developments

Vessels acquisitions

On January 29, 2008, the vessel Avoca a 2004 built secondhand 76,500 dwt Panamax drybulk carrier was delivered to the Company for a purchase price of $70.2 million.

On April 8, 2008, the Company took delivery of the Conquistador a 2000 built secondhand 75,607 dwt Panamax drybulk carrier, which it had agreed to acquire on November 29, 2007, for a purchase price of $85.0 million.

On June 27, 2008, the Company took delivery of the vessel MV Positano, a 2000 built second-hand 73,288 dwt Panamax drybulk carrier, which it had agreed to acquire on March 12, 2008, for a purchase price of $72.0 million.

On June 27, 2008, the Company took delivery of the vessel MV Mystic, a 2008 built 170,500 dwt Capesize drybulk carrier, which it had agreed to acquire on October 1, 2007, for a purchase price of $147.5 million.

On July 28, 2008, the Company took delivery of the vessel MV Sorento, a 2004 built second-hand 76,500 dwt Panamax drybulk carrier, which it had agreed to acquire on April 14, 2008, for a purchase price of $86.7 million.

On July 30, 2008, the Company took delivery of the vessel MV Flecha, a 2004 built second-hand 170,012 dwt drybulk carrier, which it had agreed to acquire on April 30, 2008, for a purchase price of $158.0 million.

On April 24, 2008, DryShips announced that it will acquire two Ultra Deep Water (UDW) drillships. The drillships are to be constructed by Samsung Heavy Industries Co., Ltd. (SHI) and are expected to be delivered from the shipyard in the third quarter of 2011. The expected delivery cost of each drillship is approximately $800.0 million per unit.  As of June 30, 2008 the company had paid $198.3 million as the first installment for both hulls.

On May 15, 2008, the vessel Capri, a 2001 built secondhand 172,579 dwt Capesize drybulk carrier was delivered to the Company for a purchase price of $152.3 million.

On June 25, 2008, the Company entered into memoranda of agreement to acquire two Panamax vessels built in 2007 and 2008, respectively, for an aggregate purchase price of $200.0 million. The vessels are expected to be delivered by the end of 2008 with existing time charters attached, each with a remaining period of approximately four years and each for a daily rate of $43,750.

In July 2008, the Company entered into two agreements to acquire all of the issued and outstanding shares of two companies previously held by companies beneficially owned by the Company’s Chief Executive Officer and Interim Chief Financial Officer. The aggregate purchase price for the shares amounts to $140.0 million, which represents the fair value of the sole assets of the two companies. In exchange for the aggregate purchase price, the Company acquired two newbuilding Panamax vessels that are scheduled to be delivered in the fourth quarter of 2008 and the first quarter of 2009, respectively, charter free, net of advances of $60.0 million in total to be made under the shipbuilding contract by the Company.

On August 13, 2008, the Company agreed to acquire the MV Petalidi, a 76,608 dwt Panamax drybulk carrier, delivery of which is expected during the first quarter of 2009 for a total price of approximately $61.0 million. The vessel is expected to be delivered with its existing time charter attached, with a remaining period of approximately 5 years and for a daily rate of $28,000.

Vessel disposals

On February 25, 2008, the vessel Matira, a 1994 built 45,863 dwt Handymax drybulk carrier was delivered to her new owners for net proceeds of $45.5 million. The Company realized a gain of $24.4 million which was recognized in the three month period ended March 31, 2008.

On March 15, 2008 the Company entered into an agreement to sell the MV Lacerta a 1994 built, 71,862 dwt Panamax drybulk carrier to an unaffiliated third party for a sale price of $55.5 million. The Company expects to realize a gain of approximately $44.7 million which will be recognized in the fourth quarter of 2008.

On April 10, 2008, the MV Netadola, a 1993 built 149,475 dwt Capesize drybulk carrier was delivered to her new owners for a sale price of $93.9 million. The company realized a gain of $62.7 million, which was recognized in the six month period ended June 30, 2008.

On May 19, 2008, the Company entered into an agreement to sell the MV Primera a 1998 built 72,495 dwt Panamax drybulk carrier for a sale price of approximately $75.0 million.  The Company expects to realize a gain of approximately $39.2 million which will be recognized in the fourth quarter of 2008.

On June 24, 2008, the Company entered into an agreement to sell the MV Paragon a 1995 built 71,259 dwt Panamax drybulk carrier for a sale price of approximately $61.0 million.  The Company expects to realize a gain of approximately $30.8 million which will be recognized in the first quarter of 2009.

On June 24, 2008, the MV Lanzarote, a 1996 built 73,008 dwt Panamax drybulk carrier was delivered to her new owners for a sale price of $65.0 million. The Company realized a gain of $36.3 million, which was recognized in the second quarter of 2008.

On June 27, 2008, the MV Menorca, a 1997 built 71,662 dwt Panamax drybulk carrier was delivered to her new owners for a sale price of $77.0 million. The Company realized a gain of $36.9 million, which was recognized in the second quarter of 2008.

On July 2, 2008, the MV Waikiki, a 1995 built 75,473 dwt Panamax drybulk carrier was delivered to her new owners for a sale price of $63.0 million. The Company realized a gain of $36.9 million, which will be recognized in the third quarter of 2008.

On July 17, 2008, the Company entered into an agreement to sell the MV Toro a 1995 built 73,034 dwt Panamax drybulk carrier for a sale price of approximately $63.4 million.  The Company expects to realize a gain of approximately $36.0 million which will be recognized in the first quarter of 2009.

On July 29, 2008, the Company entered into an agreement to sell the MV La Jolla a 1997 built 72,126 dwt Panamax drybulk carrier for a sale price of approximately $66.0 million.  The Company expects to realize a gain of approximately $32.8 million which will be recognized in the first quarter of 2009.

On August 14, 2008, the MV Solana, a 1995 built 75,473 dwt Panamax drybulk carrier was delivered to her new owners for a sale price of $63.0 million. The Company realized a gain of $29.2 million, which will be recognized in the third quarter of 2008.

Significant Accounting policies:

A discussion of the Company’s significant accounting policies is included in Note 2 to our unaudited interim condensed consolidated financial statements for the period ended June 30, 2008 included in this report.

Accounting Policies

With the exception of the change in the accounting policy for the dry-docking costs and the change in restricted cash classification in the statement of the cash flows as discussed below, there have been no material changes to the Company’s accounting policies in the six-month period ended June 30, 2008.

Dry-dock related expenses

During the first quarter of 2008, the Company changed the method of accounting for dry-docking costs from the deferral method to the direct expense method under which related costs are expensed as incurred. Management considers this as a preferable method since it eliminates the subjectivity and significant amount of time that is needed in determining which costs related to dry-docking activities should be deferred and amortized over a future period.  Due to this change, earnings per common share (EPS), fully diluted for the six month period ended June 30, 2007 and 2008 increased by $0.05 and $0.02 per share and were $5.03 and $11.85, respectively as compared to earnings per common share (EPS), fully diluted of $4.98 and $11.83, respectively, if the change in accounting policy had not been effected.

Change in classification of changes in restricted cash

During the first quarter of 2008, the Company elected to change the classification of changes in restricted cash in its statement of cash flows from a financing activity to an investing activity, as deposits and withdrawals of principal balances in restricted cash accounts represent the creation or return of investment. The change in classification is applied prospectively as the Company determined that such change in presentation is not considered to be a material change to the cash flows of the Company’s investing or financing activities requiring restatement of the prior period financial statements.

Dividend Payment

On July 18, 2008, the Company declared dividends amounting to $8.7 million or $0.20 per share payable on August 22, 2008, to the stockholders of record as of August 8, 2008.

Purchase of shares in Ocean Rig

During second quarter of 2008, the Company acquired at a price of NOK 45 per share, 109,422,053 shares or 68.1% of the issued and outstanding shares of Ocean Rig ASA, increasing its ownership percentage to 98.5% (following the cancellation on June 30, 2008 of the treasury shares held by Ocean Rig). Out of the total shares acquired 7,546,668 shares, representing 4.4% of the share capital of Ocean Rig, were purchased from companies controlled by the Company’s Chief Executive Officer. During the second quarter of 2008, the Company launched a mandatory tender offer for the remaining outstanding shares of Ocean Rig within the four week deadline set by Oslo Stock Exchange rules. On May 14, 2008, the Company filed the Offer Document with the Oslo Stock Exchange and the mandatory offer period commenced. The mandatory offer period expired on June 11, 2008. The Company used a combination of cash on hand and debt financing to acquire the remaining shares of Ocean Rig.  In this respect, on May 9, 2008, the Company concluded a loan agreement for $800.0 million in order to finance the acquisition cost of the above shares and to refinance prior debt obtained to finance the purchase price of the shares acquired as of December 31, 2007. The Company’s ownership interest in Ocean Rig for the period from January 1, 2008 through the date on which the Company acquired control of Ocean Rig is separately reflected as equity in income of investee in the accompanying 2008 unaudited interim condensed consolidated statement of income. On July 14, 2008, the Company effected a compulsory transfer of all remaining shares in Ocean Rig and as a consequence, the Company currently owns 100% of the shares in Ocean Rig.

DRYSHIPS INC.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Balance Sheets
December 31, 2007 and June 30, 2008
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	December 31, 2007 (as adjusted)	June 30, 2008 (as restated)
ASSETS	(Notes 1 and 5)	(No te 3)
CURRENT ASSETS:
Cash and cash equivalents	$111,068	$293,879
Restricted cash (Note 12)	6,791	8,103
Trade accounts receivable, net of allowance for doubtful receivables of $0 and $ 957 for December 31, 2007 and June 30, 2008 respectively	9,185	76,356
Insurance claims	4,807	5,408
Due from related parties (Note 6)	9,963	12,089
Inventories (Note 7)	3,912	3,461
Financial instruments (Note 13)	-	620
Prepayments and advances	7,309	31,829
Vessel held for sale (Note 9)	-	24,083
Total current assets	153,035	455,828

FIXED ASSETS, NET:

Advances for vessels under construction and acquisitions (Note 8)	118,652	322,990
Vessels, net (Note 9)	1,643,867	1,985,992
Drilling rigs, net (Note 10)	-	1,391,924
Other assets, net of accumulated depreciation $25	-	423
Total fixed assets, net	1,762,519	3,701,329

OTHER NON CURRENT ASSETS:
Long term investments (Note 11)	405,725	-
Goodwill (Note 11)	-	693,980
Financial instruments (Note 13)	-	13,066
Restricted cash (Note 12)	20,000	100,000
Intangible assets (Note 11)	-	14,063
Other	3,153	2,030
Total non current assets	428,878	823,139

Total assets	$2,344,432	$4,980,296

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt (Note 12)	$194,999	$556,172
Accounts payable	7,166	20,677
Accrued liabilities	20,223	41,185
Deferred revenue	16,916	20,375
Financial instruments (Note 13)	-	7,516
Other current liabilities	-	4,912

Total current liabilities	239,304	650,837

NON CURRENT LIABILITIES
Fair value of below market acquired time charter	32,509	33,771
Long term debt, net of current portion (Note 12)	1,048,779	2,321,008
Financial instruments (Note 13)	1,768	1,923
Other non-current liabilities	343	2,958
Total non current liabilities	1,083,399	2,359,660

MINORITY INTERESTS (Note 11)	-	21,457

STOCKHOLDERS' EQUITY:
Preferred stock, $ 0.01 par value; 30,000,000 shares authorized, none issued at December 31, 2007 and 500,000,000 shares authorized none issued at June 30, 2008	-	-
Common stock, $0.01 par value; 75,000,000 and 1,000,000,000 shares authorized at December 31, 2007 and June 30, 2008 respectively; 36,681,097 and 43,550,000 shares issued and outstanding at December 31, 2007 and June 30, 2008 respectively.	367	435
Additional paid-in capital (Note 14)	454,538	920,821
Retained earnings	566,824	1,027,086
Total stockholders' equity	1,021,729	1,948,342
Total liabilities and stockholders' equity	$2,344,432	$4,980,296

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Income
For the six month periods ended June 30, 2007 and 2008
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Six Months Ended June 30,
	2007 (as adjusted)	2008
	(Notes 1 and 5)
REVENUES:
Voyage revenues	$199,171	$482,998
Voyage revenues-related party (Note 6)	-	7,986
Revenue from drilling contracts	-	43,795
	199,171	534,779

EXPENSES:
Voyage expenses	11,461	25,964
Voyage expenses – related party (Note 6)	2,431	6,006
Gain on sale of bunkers	(1,635)	(3,878)
Vessels’ operating expenses	29,967	37,650
Drilling rigs operating expenses	-	13,388
Depreciation	34,025	57,935
Gain on sale of vessels (Note 9)	(85,634)	(160,258)
Management fees – related party (Note 6)	4,641	5,890
General and administrative expenses	1,979	5,075
General and administrative expenses–related parties (Note 6)	1,916	14,382
Operating income	200,020	532,625

OTHER INCOME (EXPENSES):
Interest and finance costs	(23,886)	(44,216)
Interest and finance costs – related party (Note 6)	(614)	-
Interest income	1,738	5,672
Other, net	1,353	6,578
Total other income (expenses), net	(21,409)	(31,966)

INCOME BEFORE INCOME TAXES	178,611	500,659
Income taxes	-	(867)
NET INCOME,AFTER TAXES AND BEFORE EQUITY IN LOSS OF INVESTEE AND MINORITY INTEREST.	178,611	499,792
Equity in loss of investees	-	(6,893)
Minority interest (Note 11)	-	(16,813)
NET INCOME	$178,611	$476,086

EARNINGS PER COMMON SHARES (Note 16)
Basic	$5.03	$11.85
Diluted	$5.03	$11.85

WEIGHTED AVERAGE NUMBER OF COMMON SHARES (Note 16)
Basic	35,490,097	40,173,941
Diluted	35,490,097	40,177,016

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Stockholders’ Equity
For the six month period ended June 30, 2008
(Expressed in thousands of U.S. Dollars – except for share and per share data)

		Common Stock		Additional Paid-in Capital
	Comprehensive Income	# of Shares	Par Value		Retained
					Earnings	Total

BALANCE, December 31, 2007		36,681,097	$367	$454,538	$569,316	$1,024,221
-Cumulative effect adjustment from change in accounting policy for dry-docking costs		-	-	-	(2,492)	(2,492)
BALANCE, December 31, 2007 (as adjusted)		36,681,097	$367	$454,538	$566,824	$1,021,729
- Net income	476,086		-	-	476,086	476,086
-Issuance of common stock		5,868,903	58	454,175	-	454,233
-Issuance of restricted shares		1,000,000	10	(10)	-	-
-Stock based compensation			-	12,118	-	12,118
- Dividends declared and paid ($ 0.40 per share)			-	-	(15,824)	(15,824)
Comprehensive income	$476,086
BALANCE, June 30, 2008		43,550,000	435	920,821	1,027,086	1,948,342

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six month periods ended June 30, 2007 and 2008
(Expressed in thousands of U.S. Dollars)

		Six Months Ended June 30,
		2007 (as adjusted) (Notes 1 and 5)	2008 (Note 4)
Cash Flows from Operating Activities:
Net income		$178,611	$476,086
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation		34,025	57,935
Amortization and write-off of financing costs		1,414	9,760
Amortization of fair value of acquired time charter agreements		(2,655)	(14,557)
Stock based compensation		-	12,118
Gain on sale of vessels		(85,634)	(160,258)
Change in fair value of financial instruments		(3,763)	(6,005)
Minority interest		-	16,813
Equity in loss of investee		-	6,893
Amortization of free lubricants benefit		(170)	(182)
Changes in operating assets and liabilities:
Trade accounts receivable		(3,902)	(33,130)
Insurance claims		(5,566)	(715)
Due from related parties		(272)	(2,126)
Inventories		(183)	501
Prepayments and advances		(732)	13,234
Accounts payable		(3,014)	7,070
Due to related parties		(86)	-
Other current liabilities		-	(7,865)
Accrued liabilities		4,203	(5,709)
Deferred revenue		4,804	(89)
Net Cash provided by Operating Activities		117,080	369,774

Cash Flows from Investing Activities:
Insurance proceeds		-	114
Business acquisitions, net of cash acquired		-	(933,925)
Advances for vessel acquisitions / rigs under construction		(5,466)	(241,539)
Vessels acquisitions and improvements		(441,975)	(495,646)
Drilling rigs, equipment and other improvements		-	(1,911)
Proceeds from sale of vessels		252,114	275,786
Change in restricted cash		-	(80,814)
Net Cash used in Investing Activities		(195,327)	(1,477,935)

Cash Flows from Financing Activities:
Payments of long-term debt		(150,000)	(382,240)
Proceeds from long-term credit facility		300,860	1,275,550
Proceeds from short-term credit facility		43,400	-
Payment of short-term credit facility		(68,400)	(30,076)
Change in restricted cash		(124)	-
Net proceeds from common stock issuance		-	454,233
Dividends paid		(14,196)	(15,824)
Payment of financing costs		(2,364)	(10,671)
Net Cash provided by Financing Activities		109,176	1,290,972

Net increase in cash and cash equivalents		30,929	182,811
Cash and cash equivalents at beginning of period		2,537	111,068

Cash and cash equivalents at end of period		$33,466	$293,879

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest		$23,534	$31,827
Income taxes	$		541
Non-cash financing activities:
Issuance of restricted stock		$-	$10
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.    Basis of Presentation and General Information:

The accompanying unaudited interim condensed consolidated financial statements include the accounts of Dryships Inc. and its wholly-owned subsidiaries (collectively, the “Company” or “Dryships”). Dryships was formed on September 9, 2004 under the laws of the Republic of the Marshall Islands. The Company is engaged in the ocean transportation services of dry bulk cargoes worldwide through the ownership and operation of dry bulk carrier vessels and is the sole owner of all outstanding shares of the following subsidiaries:
	Ship-owning Companies with vessels in operations at June 30, 2008	Country of Incorporation	Vessel
1.	Tolan Shipping Company Limited (“Tolan”)	Malta	Tonga
2.	Malvina Shipping Company Limited (“Malvina”)	Malta	Coronado
3.	Arleta Navigation Company Limited (“Arleta”)	Malta	Xanadu
4.	Selma Shipping Company Limited (“Selma”)	Malta	La Jolla
5.	Samsara Shipping Company Limited (“Samsara”)	Malta	Ocean Crystal
6.	Lansat Shipping Company Limited (“Lansat”)	Malta	Paragon
7.	Farat Shipping Company Limited (“Farat”)	Malta	Toro
8.	Iguana Shipping Company Limited (“Iguana”)	Malta	Iguana
9.	Borsari Shipping Company Limited (“Borsari”)	Malta	Catalina
10.	Onil Shipping Company Limited (“Onil”)	Malta	Padre
11.	Fabiana Navigation Company Limited (“Fabiana Navigation”)	Malta	Alameda
12.	Felicia Navigation Company Limited (“Felicia”)	Malta	Solana
13.	Karmen Shipping Company Limited (“Karmen”)	Malta	Sonoma
14.	Thelma Shipping Company Limited (“Thelma”)	Malta	Manasota
15.	Celine Shipping Company Limited (“Celine”)	Malta	Mendocino
16.	Annapolis Shipping Company Limited (“Annapolis”)	Malta	Lacerta
17.	Tempo Marine Co. (“Tempo”)	Marshall Islands	Maganari
18.	Star Record Owning Company Limited (‘Star”)	Marshall Islands	Ligari
19.	Argo Owning Company Limited (“Argo”)	Marshall Islands	Redondo
20.	Rea Owning Company Limited (“Rea”)	Marshall Islands	Ecola
21.	Gaia Owning Company Limited (“Gaia”)	Marshall Islands	Samsara
22.	Kronos Owning Company Limited (“Kronos”)	Marshall Islands	Primera
23.	Trojan Maritime Co. (“Trojan”)	Marshall Islands	Brisbane
24.	Dione Owning Company Limited (“Dione”)	Marshall Islands	Marbella
25.	Phoebe Owning Company Limited (“Phoebe”)	Marshall Islands	Majorca
26.	Uranus Owning Company Limited (“Uranus”)	Marshall Islands	Heinrich Oldendorff
27.	Selene Owning Company Limited (“Selene”)	Marshall Islands	Bargara
28.	Tethys Owning Company Limited (“Tethys”)	Marshall Islands	Capitola
29.	Ioli Owning Company Limited (“Ioli”)	Marshall Islands	Clipper Gemini
30.	Iason Owning Company Limited (“Iason”)	Marshall Islands	Oregon
31.	Orpheus Owning Company Limited (“Orpheus”)	Marshall Islands	Avoca
32.	Team up Owning Company Limited (“Team-up”)	Marshall Islands	Saldanha
33.	Iokasti Owning Company Limited (“Iokasti”)	Marshall Islands	VOC Galaxy
34.	Boone Star Owners Inc. (“Boone”)	Marshall Islands	Samatan
35.	Norwalk Star Owners Inc. (“Norwalk”)	Marshall Islands	Capri
36.	Ionian Traders Inc.(“Ionian”)	Marshall Islands	Positano
37.	NT LLC Investors Ltd. (‘NT’)	Marshall Islands	Conquistador
38.	Dalian Star Owners Inc. (“Dalian”)	Marshall Islands	Mystic
39.	Zatac Shipping Company Limited (“Zatac”)	Malta	Waikiki (Note 9)
40.	Aegean Traders Inc. (“Aegean”)	Marshall Islands	Sorrento (Note 8)
41.	Cretan Shareholders Inc. (“Cretan”)	Marshall Islands	Flecha (Note 8)
42.	Thassos Traders Inc. (“Thassos”)	Marshall Islands	Panamax (Note 9)
43.	Milos Traders Inc (“Milos”)	Marshall Islands	Panamax (Note 9)

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.       Basis of Presentation and General Information - continued:
	Ship-owning Companies with vessels sold	Country of Incorporation	Vessel
44.	Roscoe Marine Ltd. (“Roscoe”)	Marshall Islands	Hull 1518A
45.	Monteagle Shipping S.A. (“Monteagle”)	Marshall Islands	Hull 1519A
46.	Iktinos Owning Company Limited (“Iktinos”)	Marshall Islands	Hull SS058
47.	Kallikrates Owning Company Limited (“Kallikrates”)	Marshall Islands	Hull SS059
48.	Mensa Enterprises Inc. (“Mensa”)	Marshall Islands	Hull 0002
49.	Mandarin Shipholding Co. (“Mandarin”)	Marshall Islands	Hull 0003
50.	Faedon Owning Company Limited (“Faedon”)	Marshall Islands	Hull 2089
51.	Belulu Limited (“Belulu”)	Marshall Islands	Hull 1128
52.	Drillship Kithira Owners Inc. (“Kithira”)	Marshall Islands	Drillship Hull 1865
53.	Drillship Skopelos Owners Inc. (“Skopelos”)	Marshall Islands	Drillship Hull 1866

	Ship-owning Companies with vessels sold	Country of Incorporation	Vessel
54.	Atlas Owning Company Limited (“Atlas”)	Marshall Islands	Menorca (sold-June 2008)
55.	Maternal Owning Company Limited (“Maternal”)	Marshall Islands	Lanzarote (sold-June 2008)
56.	Royerton Shipping Company Limited (“Royerton”)	Malta	Netadola (sold- April 2008)
57.	Lancat Shipping Company Limited (“Lancat”)	Malta	Matira (sold – February 2008)
58.	Paternal Owning Company Limited (“Paternal”)	Marshall Islands	Formentera (sold – December 2007)
59.	Fago Shipping Company Limited (“Fago”)	Malta	Lanikai (sold –July 2007)
60.	Hydrogen Shipping Company Limited (“Hydrogen”)	Malta	Mostoles (sold - July 2007)
61.	Madras Shipping Company Limited (“Madras”)	Malta	Alona (sold – June 2007)
62.	Seaventure Shipping Limited (“Seaventure”)	Marshall Islands	Hille Oldendorff (sold June 2007)
63.	Classical Owning Company Limited (“Classical”)	Marshall Islands	Delray (sold – May 2007)
64.	Oxygen Shipping Company Limited (“Oxygen”)	Malta	Shibumi (sold – April 2007)
65.	Human Owning Company Limited (“Human”)	Marshall Islands	Estepona (sold – April 2007)
66.	Helium Shipping Company Limited (“Helium”)	Malta	Striggla (sold – January 2007)
67.	Blueberry Shipping Company Limited (“ Blueberry ”)	Malta	Panormos (sold – January 2007)
68.	Platan Shipping Company Limited (“Platan”)	Malta	Daytona (sold – January 2007)
69.	Silicon Shipping Company Limited (“Silicon”)	Malta	Flecha (sold – December 2006)

	Other companies		Activity
70.	Wealth Management Inc. (“Wealth”)	Marshall Islands	Cash Manager
71.	Primelead Limited (“Primelead”)	Cyprus	Investment Company

Acquisition of Ocean Rig SA and its wholly owned subsidiaries (collectively as “Ocean Rig”)
In addition, as of December 31, 2007, the Company also held 51,778,647 shares in Ocean Rig ASA (“Ocean Rig”) which represented 30.4% of the issued shares of Ocean Rig and was accounted for under the equity method. Following the acquisition of additional shares of Ocean Rig during the second quarter of 2008 and the mandatory tender offer for all the remaining outstanding shares in Ocean Rig discussed in Note 11 below, the Company held 98.5% of the outstanding shares of Ocean Rig as of June 30, 2008 and Ocean Rig is consolidated as a majority owned subsidiary.

The Company’s Manager
The operations of the Company’s vessels are managed by Cardiff Marine Inc. (the “Manager”), a related party entity incorporated in Liberia.  The Manager also acts as the Company’s charter and sales and purchase broker. The majority shareholding (70%) of the Manager is owned by Entrepreneurial Spirit Foundation (the “Foundation”), a family foundation of Vaduz, Liechtenstein. The Company’s Chief Executive Officer, Mr. George Economou and members of his immediate family control and are beneficiaries of the Foundation. The other 30% shareholding of the Manager is held by Prestige Finance S.A., a Liberian corporation, which is wholly owned by the sister of the Company’s Chief Executive Officer.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.    Basis of Presentation and General Information - continued:

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on March 28, 2008.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2008 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2008.

During the first quarter of 2008, the Company decided to change the method of accounting for dry-docking costs from the deferral method, under which costs associated with dry-docking a vessel are deferred and charged to expense over the period to a vessel’s next scheduled dry-docking, to the direct expense method, under which the dry-docking costs are being expensed as incurred. Management considers this as a preferable method since it eliminates the subjectivity and significant amount of time that is needed in determining which costs related to dry-docking activities should be deferred and amortized over a future period. This change was effected in the accompanying unaudited interim condensed consolidated financial statements in accordance with  FASB Statement No. 154 “Accounting Changes and Error Corrections”, which requires that a change in accounting policy should be retrospectively applied to all prior periods presented, unless it is impractical to determine the prior period impacts. Accordingly, the previously reported financial information has been adjusted for all prior periods presented to account for this change in the method of accounting for dry-docking costs. (Note 5)

2.    Significant Accounting policies:

A discussion of the Company’s significant accounting policies can be found in the Annual Report on Form 20-F for the fiscal year ended December 31, 2007. With the exception of the change in the accounting policy for the dry-docking costs discussed above, the change in restricted cash classification in the statement of the cash flows and the new accounting policies discussed below, there have been no material changes to these policies in the six-month period ended June 30, 2008. We also have included policies attributable to the drilling rigs segment as a result of the acquisition of Ocean Rig.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2008
(Expressed in thousands of United States Dollars–except for share and per share data, unless otherwise stated)

2.       Significant Accounting policies-continued:

a)
SFAS 157 “ Fair Value Measurements”:  Effective January 1, 2008, the Company adopted FASB Statement No. 157 “Fair Value Measurements” (“SFAS No. 157”) which had no effect on the Company’s consolidated financial statements. In addition, on January 1, 2008, the Company made no election to account for its monetary assets and liabilities at fair values as allowed by FASB statement No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”).

b)
Stock based compensation: Stock-based compensation represents non-vested common stock granted to employees, for their services. Following the provisions of SFAS No. 123 (R) “Share-Based Payment”, the Company calculates the total compensation expense for the award based on its fair value on the grant date and amortizes the total compensation expense as if it were one single award with one expected life on a straight-line basis over the vesting period of the award. Expense is included in “General and administrative expenses – related parties” in the consolidated statements of income (Note 6).

c)
Business Combinations: In accordance with SFAS No. 141, “Business Combinations” ("SFAS No. 141"),  the purchase price of acquired businesses or properties is allocated to tangible and identified intangible assets and liabilities based on their respective fair values. Costs incurred in relation to pursuing any business acquisition are capitalized when they are directly related to the business acquisition and the acquisition is probable. Acquisition costs also include fees paid to bankers in relation to obtaining related financing. Such financing costs are an element of the effective interest cost of the debt; therefore they are classified as a contra to debt upon the business combination and the receipt of the related debt proceeds and are amortized using the effective interest method through the term of the respective debt.

d)
Goodwill and intangible assets: Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired. Goodwill is reviewed for impairment whenever events or circumstances indicate possible impairment in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets”. This statement requires that goodwill and other intangible assets with an indefinite life not be amortize but instead tested for impairment at least annually. The Company will test for impairment each year at November, 30.

The Company tests goodwill for impairment by first comparing the carrying value of each reporting unit to its fair value. Our methodology for estimating the fair value of each reporting unit primarily considers discounted cash flows. If the fair value of a reporting unit exceeds its carrying value, then no further testing is required. If the fair value is determined to be less than carrying value, a second step is performed to compute the amount of the impairment, if any. In this process, an implied fair value for goodwill is estimated, based in part on the fair value of the operations, and is compared to its carrying value. The shortfall of the implied fair value of goodwill below its carrying value represents the amount of goodwill impairment.

The Company’s finite-lived acquired intangible assets are amortized on a straight-line basis over their estimated useful lives as follows: Trade names, 10 years; Software, 10 years; and fair value of below market acquired time charter, over the life of the associated contract. The finite-lived intangibles are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable based on estimates of future undiscounted cash flows. In the event of impairment, the asset is written down to its fair market value.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.       Significant Accounting policies-continued:

An impairment loss, if any, shall be measured as the amount by which the carrying amount of the asset exceeds its fair value.

e)
Segment reporting: SFAS No. 131 ‘‘Disclosure about Segments of an Enterprise and Related Information’’ requires descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company reports financial information and evaluates its operations and operating results by type of vessel and not by the length or type of ship employment for its customers. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for different types of charters or for charters with different duration, management cannot and does not identify expenses, profitability or other financial information for these charters. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable. Accordingly, the reportable segments of the Company are the drybulk carriers segment and the drilling rigs segment.

f)	Fixed Assets, Net:
(i)
Drybulk Carrier vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for its initial voyage). Subsequent expenditures for major improvements are also capitalized when they appreciably extend the useful life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise these amounts are charged to expense as incurred.

The cost of each of the Company’s vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value (vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate per ton). With the exception of the vessel Tonga, management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. The useful life of the vessel Tonga is estimated to be 26 years, which coincides with the validity of the class certificate. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

(ii)
Drilling rigs are stated at cost less accumulated depreciation. Such costs include the cost of adding/replacing part of drilling rig machinery and equipment when that cost is incurred if the recognition criteria are met. The carrying amount of those parts that are replaced is written off.

Depreciation is calculated on a straight line basis over the useful life of the assets as follows: baredeck 30 years and other asset parts 5-15 years.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.       Significant Accounting policies-continued:

Machinery and equipment includes principally IT and office equipment and is recorded at cost and depreciated on a straight-line basis over estimated useful lives. The rig’s residual values, useful lives and methods of depreciation are reviewed based upon both technical and economic evaluations, and adjusted if appropriate, at each financial year end.

g)	Accounting for Drydocking Costs:
(i)
Drybulk Carrier vessels: During the first quarter of 2008, the Company changed the method of accounting for dry-docking costs from the deferral method to the direct expense method. This change was effected in the accompanying unaudited interim condensed consolidated financial statements in accordance with  FASB Statement No. 154 “Accounting Changes and Error Corrections”, which requires that a change in accounting policy should be retrospectively applied to all prior periods presented, unless it is impractical to determine the prior period impacts. Please also refer to Notes 1 and 5.

(ii)	Drilling rigs: The Company follows the direct expense method of accounting for drydocking costs whereby actual costs incurred are expensed in the period incurred.

h)	Accounting for Revenue and Related Expenses:
(i)
Drybulk Carrier vessels: The Company generates its revenues from charterers for the charterhire of its vessels. Vessels are chartered using time and bareboat charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charterhire rate. If a charter agreement exists, the price is fixed, service is provided and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably on a straight line basis over the duration of the period of each time charter as adjusted for the off-hire days that the vessel spends undergoing repairs, maintenance and upgrade work depending on the condition and specification of the vessel.  Deferred revenue includes cash received prior to the balance sheet date and is related to revenue earned after such date.

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when the collectibility has been reasonably assured, an agreement with the pool exists, price is fixed and service is provided. The allocation of such net revenue may be subject to future adjustments by the pool however, historically, such changes have not been material.

Voyage related and vessel operating costs are expensed as incurred.  Under a time charter, specified voyage costs, such as fuel and port charges are paid by the charterer and other non-specified voyage expenses, such as commissions are paid by the Company. Vessel operating costs including crews, maintenance and insurance are paid by the Company.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.     Significant Accounting policies-continued:

Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation.

(ii)
Drilling rigs: The majority of revenues are derived from contracts including day rate based compensation for drilling services. In connection with drilling contracts the Company may receive revenues for preparation and mobilization of equipment and personnel or for capital improvements to the drilling rigs and day rate or fixed price mobilization and demobilization fees. For each contract the Company determines whether the contract, for accounting purposes, is a multiple element arrangement and, if so, identifies all deliverables (elements). For each element the Company determines how and when to recognize revenue. There are two types of drilling contracts: well contracts and term contracts.

•
Well contracts: These are contracts where the assignment is to drill a certain number of wells. Revenue from day rate based compensation for drilling operations is recognized in the period during which the services are rendered at the rates established in the contracts.

•
Term contracts: These are contracts where the assignment is to operate the unit for a specified period of time. For these types of contracts the Company determines whether the arrangement is a multi element arrangement containing both a lease element and drilling services element.

For  revenues derived from contracts that contain a lease, the lease elements are recognized to the income statement on a straight line basis, taking into consideration the different day rates, utilization and transit between locations that are anticipated to take place in the lease period. The drilling services element is recognized in the period in which the services are rendered at rates at fair value. Capital improvements to the drilling rigs are depreciated over the estimated useful life of the asset.

i)
Earnings per Common Share: Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share reflects the potential dilution that could occur if convertible securities or rights under  contracts to issue common stock were exercised and if non vested common stock becomes vested.

The Company had no dilutive securities during the year ended December 31, 2007. However, on April 10, 2008 the Company granted to a related party 1,000,000 non vested restricted shares which are to be vested quarterly in eight equal installments (Note 6). Dilution of shares is calculated in accordance with SFAS 128, “Earnings per Share”.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.     Significant Accounting policies-continued:

j)
Financial Instruments: Financial Accounting Standards Board (FASB) Statement No. 133 “Accounting for Derivative Instruments and Certain Hedging Activities”, require all derivative instruments be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognized in earnings unless specific hedge accounting criteria are met.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy undertaken for the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

The Company has interest swap agreements where it receives a floating interest rate and in exchange pays a fixed interest rate for a certain period. Contracts which meet the strict criteria for hedge accounting are accounted for as cash flow hedges.  A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecasted transaction that could affect profit or loss. The effective portion of the gain or loss on the hedging instrument is recognized directly in equity, while any ineffective portion is recognized immediately in the income statement.

The Company discontinues cash flow hedge accounting if the hedging instrument expires or is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or the Company revokes the designation. At that point in time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in profit or loss. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to net profit or loss for the year as financial income or expense.

Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in current period earnings.

The off-balance sheet risk in outstanding derivative agreements involves the risk of a counter party not performing under the terms of the contract. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counterparty, the Company does not believe it is necessary to obtain collateral.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.    Significant Accounting policies-continued:

k)
Taxes: Income taxes have been provided based upon the tax laws and rates in effect in the countries in which operations are conducted and income is earned.  There is no expected relationship between the provision for or benefit from income taxes and income or loss before income taxes because the countries in which we operate have taxation regimes that vary not only with respect to nominal rate, but also in terms of the availability of deductions, credits and other benefits.  Variations also arise because income earned and taxed in any particular country or countries may fluctuate from year to year.  Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of our assets and liabilities using the applicable enacted tax rates. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized.

l)
Pension and retirement benefit obligation: Administrative personnel employed by Ocean Rig are covered by state-sponsored pension funds. Both employees and the Company are required to contribute a portion of the employees’ gross salary to the fund. Upon retirement, the state-sponsored pension funds are responsible for paying the employees retirement benefits and accordingly the Company has no such obligation. Administrative personnel are entitled to an indemnity in case of dismissal or retirement unless they resign or are dismissed with causes. The Company’s liability for this is determined based on an actuarial valuation.

3.    Restatement of classification of long term debt:

As discussed in Note 12, on September 17, 2008, the Company entered into a five-year secured credit facility for the amount of $1,040 million, partially to refinance Ocean Rig’s existing loan indebtedness. Subsequent to the issuance of the unaudited interim condensed consolidated financial statements for the period ended June 30, 2008, the Company’s management determined that $430,000 of its short term debt obligations should have been reclassified as long term as required by SFAS No. 6 — “Classification of Short-Term Obligations Expected to Be Refinanced”. SFAS No. 6 states that short term obligations for which management has an intent to refinance on a long-term basis and for which such intent is supported by an ability to consummate the refinancing, should be classified as long-term. Accordingly, management restated its unaudited interim condensed consolidated balance sheet as of June 30, 2008 to reclassify $430,000 of short term obligations to long term as follows:

Consolidated Balance Sheets	June 30, 2008
	As previously reported	As restated
Increase (decrease)
Current portion of long term debt	986,172	556,172
Total current liabilities	1,080,837	650,837
Long term debt, net of current portion	1,891,008	2,321,008
Total non-current liabilities	1,929,660	2,359,660

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4.    Change in classification of changes in restricted cash

During the first quarter of 2008, the Company elected to change the classification of changes in restricted cash (Note 12) in its statement of cash flows from a financing activity to an investing activity, as deposits and withdrawals of principal balances in restricted cash accounts represent the creation or return of investment. The change in classification is applied prospectively as the Company determined that such change in presentation is not considered to be a material change to the cash flows of the Company’s investing or financing activities requiring restatement of the prior period financial statements.

5.    Change in Accounting for dry-docking costs:

As discussed in Note 1, during the first quarter of 2008, the Company decided to change the method of accounting for dry-docking costs from the deferral method to the direct expense method. This change was effected in the accompanying unaudited interim condensed consolidated financial statements in accordance with  FASB Statement No. 154 “Accounting Changes and Error Corrections”, which requires that a change in accounting policy should be retrospectively applied to all prior periods presented, unless it is impractical to determine the prior period impacts. Accordingly, the previously reported financial information has been adjusted for all prior periods presented to account for this change in the method of accounting for dry-docking costs as follows

Consolidated Balance Sheets	December 31, 2007			June 30, 2008
	As originally reported under deferral method	As adjusted under direct expense method	Effect of change	As computed under deferral method	As reported under direct expense method	Effect of change
Increase (decrease)
Deferred charges	2,492	-	(2,492)	1,756	-	(1,756)
Total non-current assets	431,370	428,878	(2,492)	824,895	823,139	(1,756)
Total assets	2,346,924	2,344,432	(2,492)	4,982,052	4,980,296	(1,756)
Retained earnings	569,316	566,824	(2,492)	1,028,842	1,027,086	(1,756)
Total stockholders equity	1,024,221	1,021,729	(2,492)	1,950,098	1,948,342	(1,756)
Total liabilities and stockholders’ equity	2,346,924	2,344,432	(2,492)	4,982,052	4,980,296	(1,756)

Consolidated Statements of income
	June 30, 2007			June 30, 2008
	As originally reported under deferral method	As adjusted under direct expense method	Effect of change	As computed under deferral method	As reported under direct expense method	Effect of change
Income (expense)
Vessels’ operating expenses	(29,017)	(29,967)	(950)	(36,817)	(37,650)	(833)
Amortization of dry-docking costs	(1,572)	-	1,572	(957)	-	957
Gain on sale of vessel	84,283	85,634	1,351	159,646	160,258	612
Operating income	198,047	200,020	1,973	531,889	532,625	736
Income before equity in loss of investee and minority interest	176,638	178,611	1,973	499,056	499,792	736
Net income	176,638	178,611	1,973	475,350	476,086	736
Earnings per common share, basic	$4.98	$5.03	$0.05	$11.83	$11.85	$0.02
Earnings per common share, diluted	$4.98	$5.03	$0.05	$11.83	$11.85	$0.02

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5.    Change in Accounting for dry-docking costs - continued:

Consolidated Statements of Cash flows
	June 30, 2007			June 30 2008
	As originally reported under deferral method	As adjusted under direct expense method	Effect of change	As computed under deferral method	As reported under direct expense method	Effect of change
Inflow (outflow)
Net income	176,638	178,611	1,973	475,350	476,086	736
Amortization of deferred dry-docking costs	1,572	-	(1,572)	957	-	(957)
Payments for dry-docking	(950)	-	950	(833)	-	833
Gain on sale of vessel	84,283	85,634	1,351	159,646	160,258	612

The amounts disclosed under the deferral method for the six month period ended and at June 30, 2008 are based on the estimated effect of not changing the dry-docking accounting method to the direct expense method for this period. Accordingly, these estimated period amounts have not been previously reported, but are being disclosed in accordance with the requirements of SFAS No. 154.

6.       Transactions with Related Parties:

Cardiff Marine Inc.: The Manager provides the Company a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, in exchange for a daily fixed management fee. In addition, the Manager charges the Company a fee for services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002, for superintendent visits on board vessels in excess of five days per annum, per vessel, for each additional day, per superintendent, a chartering commission of 1.25% on all freight, hire, demurrage revenues and a commission of 1.00% on all gross sale proceeds or purchase price of vessels, and a quarterly fee for services in relation to the financial reporting requirements of the Company under Securities and Exchange Commission rules and the monitoring of internal controls over financial reporting.

Transactions with Cardiff in Euros are settled on the basis of the average EURO/USD exchange rate calculated internally for each quarter and was 1.33 and 1.53 for the six month periods ended June 30, 2007 and 2008, respectively.

The management fees charged by the Manager for the six-month periods ended June 30, 2007 and 2008, totaled $4,641 and $5,890 respectively and are separately reflected in the accompanying unaudited interim condensed consolidated statements of income. Chartering commissions charged by the Manager for the six-month periods ended June 30, 2007 and 2008 totaled $2,431 and $6,006, respectively, and are separately reflected as “Voyage expenses - related party” in the accompanying unaudited interim condensed consolidated statements of income.

The fees charged by the Manager  for the services in relation to compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and to the financial reporting requirements of the Company under Securities and Exchange Commission rules and the monitoring of internal controls over financial reporting for the six-month periods ended June 30, 2007 and 2008, totaled $1,176 and $1,241, respectively, and are included in “General and Administrative expenses – related party” in the accompanying condensed consolidated statements of income.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6.	Transactions with Related Parties- continued:

In addition, during the six-month periods ended June 30, 2007 and 2008, amounts of $7,080 and $8,086 respectively were charged by the Manager relating to the acquisition and sale of vessels. For the six month periods ended June 30, 2007 and 2008, amounts of $4,475 and $5,262, respectively, were charged by the Manager relating to the acquisition of vessels. These amounts are capitalized as a vessel acquisition cost and included in “Vessels, net” in the accompanying unaudited interim condensed consolidated balance sheets. In addition, for the six month periods ended June 30, 2007 and 2008, amounts of $2,605 and $2,824, respectively, were charged by the Manager, relating to vessel sales and were included in “Gain on sale of Vessels” in the accompanying unaudited interim condensed consolidated statements of income.

The amounts due from the Manager at December 31, 2007 and June 30, 2008 totaled $9,963 and $12,089, respectively, representing payments in advance by the Company to the Manager.

Lease Agreement: Under the rental agreement in effect between the Company and its Chief Executive Officer, the Company lease office space in Athens, Greece. The related rent expense for the six-month periods ended June 30, 2007 and 2008 totaled $6 and $7, respectively, and is included in “General and administrative expenses - related parties” in the accompanying unaudited interim condensed consolidated statements of income.

Consultancy Agreements: Under two consultancy agreements concluded on February 3, 2005 between the Company and Fabiana Services S.A. (“Fabiana”) a related party entity incorporated in the Marshall Islands, Fabiana provides the services of the individuals who serve in the positions of Chief Executive and Chief Financial Officers of the Company.

The Chairman and Chief Executive Officer, Mr. George Economou, also serves as the interim Chief Financial Officer. Following the expiration of the above agreements in March 2008, the Company’s Board of Directors approved a new agreement with Fabiana, for the continuing provision of all services until December 31, 2012, under which the annual remuneration is $2,000.

The fees charged by Fabiana for the six month periods ended June 30, 2007 and 2008 amounted to $734 and $1,016, respectively and are included in “General and administrative expenses - related parties” in the accompanying unaudited interim condensed consolidated statements of income.

In addition, on March 5, 2008, 1,000,000 non-vested common stock out of the 1,834,055 shares reserved in the Company’s 2008 Equity Incentive Plan (Note 14) were granted to Fabiana for the CEO and interim CFO. The shares vest quarterly in eight equal installments with the first installment of 125,000 shares vesting on May 28, 2008, in accordance with the consultancy agreement. The stock based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date ($75.09 per share).  Stock based compensation expense for the six month period ended June 30, 2008 amounted to $12,118 and is included in “General and administrative expenses - related parties” in the accompanying unaudited interim condensed consolidated statements of income.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6.	Transactions with Related Parties- continued:

At December 31, 2007, no amounts were payable to Fabiana, while at June 30, 2008, an amount of $439 is payable and reflected under accrued liabilities in the accompanying 2008 unaudited interim condensed consolidated balance sheet. Fabiana is beneficially owned by the Company’s Chief Executive Officer.

Short-term credit facility: During 2007, the Company borrowed an amount of $63,000 in aggregate from Elios Investment Inc., a wholly owned subsidiary of the Foundation (Note 1) in order to partly finance the acquisition cost of vessels Bargara, Marbella, Primera, Brisbane, Menorca, Capitola, Ecola and Majorca. The loan was provided in two tranches: $33,000 in April 2007 and $30,000 in May 2007 and was fully repaid as of June 15, 2007. Interest paid to that date amounted to $614.

Purchase of derivatives from related parties: In order to maintain the minimum hedging ratio of one of its loans, on June 22, 2007 the Company acquired the following interest rate derivatives which were valued on that date by the financial institutions which were counterparties to these agreements at an amount of $1,290 (asset), from the following two related companies, that are managed by Cardiff:

(i) Sea Glory Navigation Ltd. which originally entered into an interest rate cap and floor agreement on November 3, 2004 for a period of seven years through November 2011, for a notional amount of $60 million. Under the cap leg of the agreement, the interest rate is 5.34% if three-month USD Libor lies between 5.34% and 7%. If three-month USD Libor is above 7% the interest rate is three-month USD Libor. Under the floor leg of the agreement, the interest rate is 2.75% if the three-month USD Libor is equal or less than 1.75%.

(ii) River Camel Shipping Co which originally entered into an interest rate cap and floor agreement for a period of seven years through November 2011, for a notional amount of $75 million. Under the cap leg of the agreement interest rate is 5.25% if three-month USD Libor is within the range of 5.25% and 7%. If three-month USD Libor exceeds 7%, then the interest rate is three-month USD Libor. Under the floor leg of the agreement, the interest rate is 2.75%, if the three-month USD Libor is equal or less than 1.75%.

Chartering agreement: During February 2008, Thelma, Argo, Gaia, Trojan (Note 1) concluded charter party agreements with Classic Maritime Inc., a related party entity incorporated in the Marshall Islands and controlled by the Company’s Chief Executive Officer and interim Chief Financial Officer. Under the agreements, the Company charters vessels Manasota, Redondo, Samsara and Brisbane for a daily rate ranging from $34 to $67 and for periods of 3.5 to 5 years. In accordance with the delivery terms of the agreement, as of June 30, 2008, the vessels Manasota and Redondo were delivered under the agreement and related revenue amounted to $7,986 and is separately reflected under “Voyage revenues-related party” in the accompanying 2008 unaudited interim condensed consolidated statement of income. As of June 30, 2008, no amounts were receivable from Classic Maritime Inc.

Purchase of Ocean Rig ASA from a related party: On December 20, 2007 Primelead acquired 51,778,647 shares in Ocean Rig ASA from Cardiff Marine Inc., for a consideration of $406,024. This represented 30.4% of the issued shares in Ocean Rig. A commission was paid to Cardiff Marine Inc. amounting to $ 4,050 which at December 31, 2007 was included in “Accrued Liabilities” in the accompanying condensed consolidated balance sheet. The above commission was paid on February 1, 2008.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6.	Transactions with Related Parties- continued:

In addition, as further discussed in Note 11 below, in April 2008, 7,546,668 shares, representing 4.4% of the share capital of Ocean Rig were purchased from companies controlled by the Company’s Chief Executive Officer and interim Chief Financial Officer for a consideration of $66,782, which is the U.S. dollar equivalent of the same price NOK 45 per share that was offered to all shareholders in the mandatory offering.

7.    Inventories:

The amounts shown in the accompanying condensed consolidated balance sheets are analyzed as follows:

	December 31, 2007	June 30, 2008

Lubricants	$2,647	$2,764
Victualling stores	324	429
Bunkers	941	268
Total	$3,912	$3,461

8.    Advances for Vessels - Drillships Under Construction and Acquisitions:

During the six months ended June 30, 2008 the Company made aggregate advances amounting to $241,539 for the Drillship Hulls 1865, 1866, for the drybulk hull, 1128 and the vessels Sorrento and Flecha. This amount includes various pretrading expenses of $250 and capitalized interest for the six month period ended June 30, 2008 amounting to $3,215.

The expected delivery costs of Drillship Hulls 1865 and 1866, are approximately $800 million each and are expected to be delivered from the shipyard in the third quarter of 2011.

During the six month period ended June 30, 2007, advances for vessels under construction and acquisitions include $5,016 for Clipper Gemini and capitalized interest of $450.

9.    Vessels, net:

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2007	$1,794,184	(150,317)	$1,643,867
-Vessels acquisitions	532,176	-	532,176
-Vessels disposals	(135,608)	20,080	(115,528)
-Transfer to held for sale	(30,291)	6,208	(24,083)
- Depreciation	-	(50,440)	(50,440)
Balance, June 30, 2008	$2,160,461	(174,469)	$1,985,992

During the six month period ended June 30, 2008, vessels Avoca, Conquistador, Capri, Positano and Mystic were delivered to the Company for $532,176. During the six month period ended June 30, 2008, vessels Matira, Netadola, Lanzarote and Menorca were sold for net proceeds of $275,786 realizing a gain from the sale of $160,258 which is separately reflected in the accompanying unaudited interim condensed consolidated statement of income.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.   Vessels, net-continued:

In addition during the six month period ended June 30, 2008, the Company concluded Memoranda of Agreement for the sale of vessels Lacerta, Waikiki, Solana, Primera and Paragon for $317,500, resulting in an estimated gain of $180,793 which will be recognized upon the delivery of the vessels to their new owners.

On April 14, 2008 the company entered into a Memorandum of Agreement for the sale of vessel Waikiki and the vessel was not under a time charter contract from June 27, 2008 up until the date that it was delivered to her new owners (July 2, 2008), and as a result it is considered to be available for its immediate sale. As the vessel meets all of the held for sale criteria in accordance with FASB 144 vessel  Waikiki was reclassified from “Vessels, net” in fixed assets to“Vessel held for sale” in current assets.

The major classes of assets and liabilities concerning the held for sale vessel are analyzed as follows:

Vessel Held for Sale	24,083
Current Liabilities held for sale	(266)

On June 25, 2008, the Company entered into two memoranda of agreements to acquire two Panamax vessels built in 2007 and 2008 for $200,000 in total from companies beneficially owned by the Company’s Chief Executive Officer and interim Chief Financial Officer. The vessels are expected to be delivered by the end of 2008 with their existing time charters attached for a period of approximately four years each with an unrelated party for a daily rate of $43.7 each.  On July 10, 2008, the Company paid $40,000 representing an advance payment of 20% in accordance with the related clauses of the memoranda of agreement.

During the six month period ended June 30, 2007, vessels Panormos, Striggla, Daytona, Estepona, Shibumi, Delray, Hille Oldendorff and Alona were sold for net proceeds of $252,114, which resulted in realizing a total gain from sale of vessels of $85,634 which is separately reflected in the accompanying 2007 unaudited interim condensed consolidated statement of income.

All of the Company’s vessels have been pledged as collateral to secure the bank loans discussed in Note 12. As of June 30, 2008, two vessels were operating under a drybulk pool (Note 1) while the remaining vessels, except for Heinrich Oldendorff, Clipper Gemini and VOC Galaxy which are employed under bareboat charters, were operating under time charters, the last of which expires in June 2014.

10.  Drilling rigs, net:

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

Net Book Value
Fair Value of drilling Rigs acquired	$1,397,368
- Drilling rigs improvement and other assets	1,911
- Depreciation for the period	(7,355)
Balance, June 30, 2008	$1,391,924

The Company operates two ultra deep-water drilling rigs, the “Leiv Eiriksson” and “Eirik Raude”.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11.  Acquisition of Ocean Rig ASA:

On December 20, 2007 Primelead acquired 51,778,647 or 30.4% of the issued shares in Ocean Rig. Ocean Rig, incorporated on September 26, 1996 and domiciled in Norway, was a public limited company whose shares previously traded on the Oslo Stock Exchange. Ocean Rig is a drilling contractor in the area of offshore exploration, development and production and operates two ultra deep-water drilling rigs “Leiv Eiriksson” and “Eirik Raude”.

The Company accounted for its investment in Ocean Rig for the year ended December 31, 2007 and for period from January 1, 2008 to May 14, 2008 using the equity method of accounting.

The carrying amount of the Company’s investment in Ocean Rig as of December 31, 2007 was $405,725 and is reflected as “Long term investments” in the accompanying condensed consolidated balance sheet at December 31, 2007.

The quoted market price of the investment at December 31, 2007 was Norwegian Kroner NOK 39.70 and the aggregate market value of the investment in Ocean Rig at December 31, 2007 was $377,984.

The Company’s equity in the income of Ocean Rig is shown in the accompanying condensed consolidated statements of income for the six month period ended June 30, 2008 as “Equity in loss of investee” and amounted to a loss of $6,893.

During the second quarter of 2008, the Company acquired additional shares of Ocean Rig in the series of step acquisitions, resulting in the Company gaining control over Ocean Rig on May 14, 2008, the acquisition date. The results of operations related to this acquisition are included in the interim condensed consolidated financial statements from the date of acquisition. As required by Norwegian law, after acquiring 33% of Ocean Rig’s outstanding shares, on April 22, 2008, the Company launched a mandatory bid for the remaining shares in Ocean Rig at a price of NOK 45 per share (USD 8.89).  The mandatory bid expired on June 11, 2008. Total shares held by the Company in Ocean Rig amounted to 98.5% (161.2 million shares) at June 30, 2008.  Out of the total shares acquired as discussed above 4.4% of the share capital of Ocean Rig was purchased from companies controlled by the Company’s Chief Executive Officer and interim Chief Financial Officer (Note 6).

The purchase price is comprised of the following:

Cash consideration	$1,376,574
Transaction costs	10,345
Total purchase price	$1,386,919

The following table summarizes the aggregate fair values of the assets acquired and liabilities assumed by the Company as of the dates of the step acquisitions:

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11.   Acquisition of Ocean Rig – continued:

Total current assets	$106,633
Drilling rigs	1,397,368
Intangible assets	14,203
Other non current assets	423
Goodwill	693,980

TOTAL ASSETS ACQUIRED	2,212,607

Total current liabilities	(412,441)
Total non current liabilities	(390,041)
Fair value of below market acquired time charter	(16,799)
Minority interest	(6,407)

TOTAL LIABILITIES ASSUMED	$(825,688)

TOTAL PURCHASE PRICE	$1,386,919

Goodwill included the drilling rig segment constitutes a premium paid by the Company over the fair value of the net assets of Ocean Rig, which is attributable to anticipated benefits from Ocean Rig’s unique position to take advantage of the extremely attractive fundamentals of the ultra deep water drilling market. Goodwill is not deductable for income tax purposes

In connection with the acquisition, the Company acquired drilling contracts for future contract drilling services of Ocean Rig, some of which extend through 2011. These contracts include fixed dayrates that are below dayrates available in the market as of the date of the acquisition for similar contracts. After determining the aggregate fair values of these drilling contracts as of the dates of the step acquisitions, the company recorded the respective contract fair values on the unaudited interim condensed consolidated balance sheet as non current liabilities that will be amortized into revenues using the straight-line method over the respective contract periods (1 and 2.5 years for the respective contracts). Amount amortized as of June 30, 2008 amounted to $5,131.

Additionally the Company identified finite-lived intangible assets associated with the “Trade names” and “Software”, that will be amortized over their useful life which is determined to be 10 years. The amount acquired for “Trade names” and “Software” was $8,632 and $5,571 respectively and are included in “Intangible assets” in the accompanying unaudited interim condensed consolidated balance sheets.

	Amount Acquired	Amount Amortized as of June 30
		2008	2009	2010	2011	2012	2013-18
Trade Names	$ 8,632	85	855	855	855	855	$ 5,127
Software	5,571	55	552	552	552	552	3,308
	$ 14,203	140	1,407	1,407	1,407	1,407	$ 8,435

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2008
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11.  Acquisition of Ocean Rig – continued:

On June 30, 2008 the Company held 98.5% of Ocean Rig issued common shares and was obligated to acquire the remaining minority interest at a fixed price of NOK 45 (USD 8.9). The Company has recorded minority interest on its balance sheet as of June 30, 2008 in accordance with EITF Topic D-98 “Classification and Measurement of Redeemable Securities”. The resulting minority interest of $21,457 was recorded at redemption value, which was higher than the amount that would have been recorded by applying consolidation accounting under ARB 51 “Consolidated Financial Statements”, resulting in $15,050 of additional minority interest expense recorded in the unaudited condensed consolidated statement of income for six month ended June 30, 2008.

Summarized financial information of the Company’s equity method of investees, that represent 100% of the investees financial information, is as follows:

Financial Positions as of :	December 31, 2007
Current assets	93,648
Noncurrent assets	1,168,672
Current liabilities	145,115
Noncurrent liabilities	656,524

Results of Operations for the period:	December 20, to December 31, 2007	January 1 to May 14, 2008
Revenues	8,227	98,229
Operating Income/ (Loss)	(927)	20,534
Net Income (Loss)	(985)	(19,873)

Pro forma results of operations (unaudited) – The following unaudited pro forma financial data for the periods ended June 30, 2008 and 2007, give effect to the acquisition of Ocean Rig, as thought the business combination had been completed at the beginning of each period

	June 30,
	2007	2008
Proforma:
Revenues	306,281	633,991
Net Operating Income	202,241	547,522
Net Income	127,946	464,143
Earnings per Shares, basic and diluted	3.61	11.55

The unaudited pro forma financial information includes mainly adjustments for additional depreciation based on the fair market value of the drilling rigs, interest expense on debt incurred to finance the acquisition of Ocean Rig, amortization of intangibles arising from the step-acquisitions and amortization of the fair value below the market time charter acquired. The unaudited pro forma financial information is not necessarily indicative of the result the results of operations for any future periods. The pro forma information does not give effect to any potential revenue enhancements a cost synergies or other operation efficiencies that could result from the acquisitions. The actual results of the operations of Ocean Rig are included in the consolidated financial statements of the Company only from the respective date of acquisition.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2008
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11.  Acquisition of Ocean Rig – continued:

Although we believe the purchase price allocation is substantially complete, the acquisition of remaining minority interest will result in adjustments to the purchase price allocation.

12.  Long-term Debt:

The amount of long-term debt shown in the accompanying condensed consolidated balance sheets is analyzed as follows:

	December 31, 2007	June 30, 2008
		(Note 3)
Dryships -Term loans	1,220,605	2,113,915
Dryships - Bridge loans	30,076	-
Ocean Rig - Unsecured loans	-	252,340
Ocean Rig - Term loans	-	526,000
Less Related deferred financing costs	(6,903)	(15,075)
Total	1,243,778	2,877,180
Less: Current portion	(194,999)	(556,172)
Long-term portion	1,048,779	2,321,008

During the six month period ended June 30, 2008, the Company made scheduled principal payments of $74,109 and repaid an amount of $80,224 against the outstanding loan balances for the vessels sold. On February 19, 2008, the Company fully repaid the bridge facility of $ 30,076 obtained in order to partly finance the acquisition cost of the vessels Oregon, Avoca, Saldanha and VOC Galaxy. In addition on May 12, 2008 the Company fully repaid the loan facility of $227,907 obtained in order to partly finance the acquisition cost of Ocean Rig’s common stock.

On January 29, 2008, the Company drew down an amount of $48,650 from a loan of $101,150 concluded in December 2007 in order to partly finance the acquisition cost of vessels Saldanha and Avoca. The loan bears interest at Libor plus a margin and is repayable in twenty-eight quarterly installments through January 2015.

On February 27, 2008, the Company concluded a supplemental agreement to a previous loan obtained in March 2006 to partly finance the acquisition cost of certain of the Company’s vessels and obtained the lenders’ consent for the release of certain of the Company’s vessels from the related security obligations. During April, 2008 the company drew down $49,400 to partly finance the acquisition of vessel Conquistador.

On March 14, 2008 the Company concluded a loan agreement of up to $130,000 in order to obtain additional liquidity. The vessels Lacerta, Menorca, Toro and Paragon were released from their previous loan and were provided as mortgage for this new loan facility. On June 26, 2008 the vessel Menorca was sold and its loan balance outstanding at this date was fully repaid. The loan bears interest at Libor plus a margin and will be repaid in twenty-eight quarterly installments through March 2015.

On May 5, 2008 the Company concluded a loan agreement of up to $90,000 in order to partly finance the acquisition cost of the vessel Mystic. The loan bears interest at Libor plus a margin and is repayable in fourteen semi annual installments, plus a balloon payment of $27,000, through December 2015.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2008
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12.   Long-term Debt–continued:

On May 9, 2008, the Company concluded a guarantee facility of NOK 5.0 billion (approximately $974.5 million) and a term loan of $800,000 in order to guarantee the purchase price of  the Ocean Rig shares to be acquired through the mandatory offering, to finance the acquisition cost of the above shares and to refinance existing debt. The term loan will is repayable in four quarterly installments of $75,000 followed by four quarterly installments of $50,000 plus a balloon payment of $300,000 payable together with the last installment, on May 12, 2010. As of June 30, 2008, the Company drew down the total amount of $800,000.

On May 13, 2008 the Company concluded a loan agreement of up to $125,000 in order to partly finance the acquisition cost of the vessels Capri and Positano. The loan bears interest at Libor plus a margin and is repayable in eight quarterly installments, plus a balloon payment of $19,000, through June 2016.

On June 20, 2008 the Company concluded a loan agreement of up to $103,200 in order to partly finance the acquisition cost of vessel Sorrento and partly refinance part of the acquisition cost of vessel Iguana. During the six month period ended June 30, 2008, the Company drew down an amount of $32,500 to refinance part of the acquisition cost of the vessel Iquana. The loan bears interest at LIBOR plus a margin and is repayable in thirty two quarterly installments through July 2016.

As of September 30, 2008 the Company’s subsidiary, Ocean Rig, drew down the amount of $250,000 under an existing credit facility to refinance the subsidiary’s $252,340 senior unsecured callable bond. This credit facility was repaid in September 2008 by the Company’s new credit facility discussed below.

On September 17, 2008, the Company entered into a new five-year secured credit facility for the amount of $1,040 million in order to refinance Ocean Rig’s existing loan indebtedness and for general corporate purposes. On September 30, 2008, the Company drew down $750,000 of the new credit facility, of which $52,500 was repayable in the short term. The drawdown proceeds were used to repay all other Ocean Rig outstanding debt at the date of the drawdown amounting to $776,000 including the $250,000 loan discussed above. The credit facility consists of a guarantee facility, three revolving credit facilities and a term loan. The aggregate amount of the term loan is up to $400,000 and the aggregate amount under the revolving credit facility A is up to $350,000, the aggregate amount under the revolving credit facility B is up to $250,000, the aggregate amount under the revolving credit facility C is up to $20,000, and the guarantee facility provides us with a letter of credit of up to $20,000. The undrawn amounts under credit facility A will be reduced by $17,500 on December 17, 2008 and quarterly thereafter until September 17, 2013, which is 60 months after the date of the agreement.  The loan bears interest at Libor plus a margin and is repayable in twenty quarterly installments plus a balloon payment of $400,000 payable together with the last installment, on September 2013.

The loan contains finance covenants including restrictions as to payments of dividends, distribution to shareholders or reduction of share capital without the bank’s prior consent.

The loan is secured by (i) first and second priority mortgages against Ocean Rigs two ultra deep water drilling rigs; (ii) first and second priority assignment of all insurances and earnings of the mortgaged drilling rigs; (iii) Pledge of shares of Ocean Rig ASA, Ocean Rig Norway AS, Ocean Rig 1 AS, Ocean Rig 2 AS, Ocean Rig North Sea AS and Ocean Rig USA LLC (subsidiaries of Ocean Rig); and (iv) first and second priority over the machinery and plant of Ocean Rig 1 AS and Ocean Rig 2 AS.

Total interest incurred on long-term debt for the six month periods ended June 30, 2007 and 2008 amounted to $22,929 and $36,576, respectively. Of these amounts for the six month periods ended June 30, 2007 and 2008 amounts of $450 and $3,539, respectively, were capitalized as part of the vessel cost for advances paid for vessels under construction. Interest expense, net of interest capitalized, is included in “Interest and finance costs” in the accompanying unaudited interim condensed consolidated statements of income. The Company’s weighted average interest rate (including the margin) at June 30, 2008 was 4.38%.

The principal payments required to be made after June 30, 2008 for the loans discussed above are as follows:

Year ending	Amount
June 30, 2009	562,137
June 30, 2010	727,183
June 30, 2011	193,158
June 30, 2012	189,408
June 30, 2013	188,908
June 30, 2014 and thereafter	1,031,461
2,892,255
Less-Financing fees	(15,075)
2,877,180

The above loans are secured by a first priority mortgage over the vessels, corporate guarantee, and a first assignment of all freights, earnings, insurances and requisition compensation.

As of June 30, 2007 and 2008 the Company’s unutilized line of credit totaled to $2,915 and $70,700 respectively

The loans contain covenants including restrictions as to changes in classification, flag, name or registry of financed units,  the general nature of the business, insurances, total market value of financed units in relation to committed loans, merger restrictions, acquisition and investment restrictions, disposal restrictions, negative pledge, in management and ownership of the vessels, additional indebtedness and mortgaging of vessels without the bank's prior consent as well as certain financial covenants relating to the Company’s financial position, operating performance and liquidity. Furthermore, the Company will be permitted to pay dividends under the loans so long as certain conditions as defined in the agreements are met. The Company was in compliance with all debt covenants as of June 30, 2008 and December 31, 2007.

In addition, the Company must maintain minimum cash deposits, as defined in the loan agreements, which at December 31, 2007 and June 30, 2008, amounting to $20,000 and $100,000, respectively and are classified as “Restricted cash”, under other non-current assets in the accompanying condensed consolidated balance sheets. In addition, restricted cash- current included in the accompanying condensed consolidated balance sheets represents bank deposits that are required under the loans and are used to fund the loan installments falling due.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2008
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13.   Financial Instruments:

Interest rate cap and floor agreements As of December 31, 2007 and June 30, 2008, the Company had outstanding eight and sixteen interest rate swap agreements respectively maturing from March 2011 through May 2016. These contracts do not qualify for hedge accounting and as such changes in their fair values are reported to earnings. The fair value of these agreements equates to the amount that would be paid by the Company if the agreements were cancelled at the reporting date, taking into account current interest rates and creditworthiness of the Company.

Under SFAS No. 157, the interest rate (LIBOR) used in the measurement of the swaps’ fair value falls into level 2 of the fair value hierarchy for ranking the quality and reliability of the information used to determine fair values. Such fair value at December 31, 2007 was a liability of $1,768 while at June 30, 2008 was an asset of $13,078 and a liability of $8,767.

As of June 30, 2008, an amount of $12 is separately reflected under current assets, and an amount of $13,066 is separately reflected under non current assets while an amount of $7,516 is separately reflected under current liabilities, and an amount of $1,251 is separately reflected under non current liabilities in the accompanying condensed consolidated balance sheets.

Interest rate swap As of June 30, 2008, Ocean Rig had one interest rate swap outstanding maturing December 28, 2008. The fair value of this agreement equates to the amount that would be paid by the Company if the agreement was cancelled at the reporting date, taking into account current interest rates and creditworthiness of the Company. Such fair value at June 30, 2008 was a non current liability of $672.

Under SFAS No. 157, the interest rate (Libor) used in the measurement of the swaps’ fair value falls into level 2 of the fair value hierarchy for ranking the quality and reliability of the information used to determine fair values.

Forward contracts: As of June 30, 2008, Ocean Rig had outstanding ten and five currency forward contracts to sell respectively USD 15 million for NOK 80.5 million and USD 2.5 million for NOK 10.3 million. Such fair value at June 30, 2008 was an asset of $608.

Under SFAS No. 157, the interest rate (Libor) used in the measurement of the swaps’ fair value falls into level 2 of the fair value hierarchy for ranking the quality and reliability of the information used to determine fair values.

The change in the fair value of such agreements for the six month periods ended June 30, 2007 and 2008 amounted to $3,763 and $ 6,005, respectively and they are reflected under “Other net” in the accompanying unaudited interim condensed consolidated statements of income.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2008
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14.  Capital Stock and Additional Paid-in Capital:

In October 2007, the Company filed its universal shelf registration statement of securities of well-known seasoned issuers and related Prospectus for the issuance of 6,000,000 of common shares. From October through December 2007, an amount of 1,191,000 shares of common stock with par value $0.01 were issued. The net proceeds, after underwriting commissions ranging between 2% to 2.5% and other issuance fees, amounted to $127,104. From January through March 2008, an amount of 4,759,000 shares of common stock with par value $0.01 were issued. The net proceeds, after underwriting commissions ranging between 1.5% to 2% and other issuance fees, amounted to $352,594.

In January 2008, the Company increased the aggregate number of authorized shares of its common stock from 75,000,000 registered shares to 1,000,000,000 registered shares with a par value of $0.01 and increased the aggregate number of authorized shares of preferred stock from 30,000,000 registered shares; par value $0.01 per share to 500,000,000 registered preferred shares with a par value of $0.01 per share.

In March 2008, the Company filed a prospectus supplement pursuant to Rule 424(b) relating to the offer and sale of up to 6,000,000 shares of common stock, par value $0.01 per share, pursuant to the Company’s Registration Statement on Form F-3 ASR.

On May 6 and 7, 2008, the Company issued 1,109,903 shares of common stock with par value $0.01 per share pursuant to the Company’s Controlled Equity Offering made under the Company’s shelf registration statement on Form F-3ASR and related prospectus supplement discussed above. The net proceeds, after underwriting commissions of 1.75% and other issuance fees, amounted to $101,639.

Stockholders Rights Agreement

As of January 18, 2008, the Company entered into a Stockholders Rights Agreement. Under this Agreement, the Company declared a dividend payable of one preferred share purchase right, or Right, to purchase one one-thousandth of a share of the Company’s Series A Participating Preferred Stock for each outstanding share of DryShips Inc. common stock, par value $0.01 per share. As of June 30, 2008, no exercise of any purchase right has occurred.

Equity incentive plan

On January 16, 2008, the Company’s Board of Directors approved the 2008 Equity Incentive Plan (the “Plan”). Under this Plan, officers, key employees, and directors will be able to receive options to acquire common stock, with respect to the Company’s common stock, awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock. As of June 30, 2008, 1,000,000 non-vested common shares were granted under the Plan as discussed in Note 6 above.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2008
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15.  Segment information:

The table below presents information about the Company’s reportable segments as of June 30, 2008 and for the six month period ended June 30, 2008. No comparatives are disclosed as the Company acquired control of Ocean Rig and entered into the two drillship construction contracts during 2008. The accounting policies followed in the preparation of the reportable segments are the same with those followed in the preparation of the Company’s consolidated financial statements. All intra-segment balances/ transactions are eliminated in the preparation of the reportable segments.

	Drybulk carriers	Drilling Rigs	Total
Revenues from external customers	$490,984	$43,795	$534,779
Net income/(Loss)	483,795	(7,709)	476,086
Goodwill	-	693,980	693,980
Total Assets	$2,524,889	$2,455,407	$4,980,296

16.     Earnings per share:

Earnings per share have been calculated by dividing the net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if non vested common stock was vested. All of the Company’s shares (including non-vested common stock issued under the Plan) participate equally in dividend distributions. For the purpose of calculating basic earnings per common stock, any non-vested shares are not considered outstanding until the time based vesting restriction has elapsed. In addition, dividends declared during the period for non-vested common stock are deducted from net income as reported for purposes of calculating net income available to common shareholders for the computation of basic earnings per share.

For purposes of calculating diluted earnings per share, dividends declared during the period for non-vested common stock are not deducted from net income as reported since such calculation assumes non-vested common stock is fully vested from the grant date. However, the denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the non-vested common stock is outstanding. The Company had no dilutive securities for the six month period ended June 30, 2007. For the six-month period ended June 30, 2008, the dilutive effect of the non-vested common stock outstanding under the Company’s 2008 Equity Incentive Plan is included in shares outstanding for purposes of computing diluted earnings per share.  The Company calculates the number of shares outstanding for the calculation of basic and diluted earnings per share as follows:

	For the six month period ended June 30,
	2007	2008
Net income	$178,611	$476,086
Less: Dividends declared during the period for non vested common stock	-	(200)
Net income available to common stockholders	$178,611	$475,886

Weighted average common shares outstanding, basic	35,490,097	40,173,941
Add: Dilutive effect of non-vested common stock	-	3,075
Weighted average common shares outstanding, diluted	35,490,097	40,177,016

Earnings per share, basic	$5.03	$11.85
Earnings per share, diluted	$5.03	$11.85

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2008
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

17.    Commitments and Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. A minimum of up to $1 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

As of June 30, 2008, the Company has entered into separate memoranda of agreement and shipbuilding contracts to acquire 10 vessels and 2 drillships.

The following table sets forth our contractual obligations and their maturity dates as of June 30, 2008:

Obligations	Total	1 year	2-3 years	4-5 years
Vessels
Shipbuilding contracts	53,200	19,950	33,250	-
Newbuilding purchases and vessels acquisitions	725,875	460,025	265,850	-

Drillships
Shipbuilding contracts	1,411,266	260,387	508,888	641,991

Total	2,190,341	740,362	807,988	641,991

18.  Subsequent Events:

a)
Declaration of dividends: On July 18, 2008, the Company declared dividends of $0.20 per share paid on August 22, 2008 to the stockholders of record as of August 8, 2008. In addition, on September 30, 2008 the Company declared dividends of $0.20 per share payable on October 31, 2008 to the stockholders of record as of October 15, 2008.

b)	Purchase of vessels – delivery: On July 28 and 30, 2008 the vessels Sorrento and Flecha respectively were delivered to the Company.

c)
Purchase of vessel: During August 2008, the Company concluded a contract to acquire one Panamax vessel for total consideration of $61,000. The vessel is expected to be delivered during the first quarter of 2009.

d)	Sale of vessels - delivery: On July 2 and August 14, 2008 the vessels Waikiki and Solana, respectively were delivered to their new owners

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2008
 (Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

18.	Subsequent Events – continued:

e)
Sale of vessels: Based on memoranda of agreement dated July 17 and July 29, 2008, vessels Toro and La Jolla were sold for an aggregate price of $63,400 and $66,000 respectively. The gain on sale of vessels is approximately $68,810 and will be recognized upon the delivery of the vessel to her new owners. The vessels are expected to be delivered to their new owners during the first quarter of 2009.

f)	Purchase of shares: On July 14, 2008, Primelead effected a compulsory transfer of all remaining shares in Ocean Rig and as a consequence, the Company currently owns 100% of the shares in Ocean Rig.

g)
Purchase of companies: In July 2008, the Company entered into two agreements to acquire all of the issued and outstanding shares of two companies previously held by companies beneficially owned by the Company’s Chief Executive Officer and Interim Chief Financial Officer. The aggregate purchase price is $140,000, which represents the fair value of the sole assets of the two companies. In exchange for the aggregate purchase price, the Company acquired two newbuilding Panamax vessels that are scheduled to be delivered in the fourth quarter of 2008 and the first quarter of 2009, respectively, net of advances of $60,000 in total to be made under the shipbuilding contract by the Company.

h)   Credit Facilities:
▪
In July 2008, Kithira Owners Inc. and Skopelos Owners Inc. concluded two facility agreements for an aggregate amount of $1.125 billion in order to partly finance the construction cost of Drillship Hulls 1865 and 1866.  The loans bear interest at Libor plus a margin and is repayable in eighteen semi-annual installments.

▪
In July 2008 Cretan Shareholders Inc. concluded a facility agreement for an amount of $126.4  million in order to partly finance the acquisition of a second hand vessel, to be named Flecha. The loan bears interest at Libor plus a margin and is repayable in forty quarterly installments.

▪
On July 29, 2008, Ocean Rig concluded additional secured bank debt amounting to $250 million to refinance the unsecured $250 million bond. The bond became mandatory redeemable due to the delisting of Ocean Rig from Oslo Stock Exchange. (Note 12)

▪	On September 17, 2008 Ocean Rig concluded a facility agreement for an amount of $1,040 million in order to refinance existing loan indebtedness and for general corporate purposes. (Note 12)

i)
Swap agreements: In July, 2008 Kithira Owners Inc. and Skopelos Owners Inc. concluded four interest rate swap agreements for a notional amount of $4,095 and for a period between six to nine years, in order to hedge their exposure to interest rate fluctuations for their floating rate loans.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated:  October 20, 2008                                         By:  /s/ George Economou
       George Economou
       Chief Executive Officer

SK 23113 0002 928603